OLGA KANARIS

Operational Stabilization & Restructuring Executive | Enterprise Systems, Risk Control & Organizational Authority

PROFESSIONAL SUMMARY

Program Manager and Systems Architect with a proven track record in designing, implementing, and scaling complex operational and technology-driven solutions within high-stakes regulatory environments. Former federal leader with the U.S. Citizenship and Immigration Services, bringing extensive experience in enterprise systems integration, legal operations, and cross-functional program execution.

Founder of Oravanti, a legal technology platform developed to modernize legal operations through structured workflows, automation, AI-assisted processes, and integrated training systems. Recognized for the ability to translate regulatory frameworks into scalable, technology-enabled solutions that improve efficiency, reduce risk, and support organizational growth.

CORE COMPETENCIES

Enterprise Operational Stabilization * Organizational Restructuring & Authority Design * Fraud Detection, Risk Exposure & Internal Controls * Workforce Accountability & Performance Audits * Interim Executive Leadership & Transition Management * Process Engineering & Systems Architecture * Training Systems for Scalable Operations * Technology & Data Oversight * Cross-Functional Executive Leadership * Change Management in High-Risk Environments * Multilingual (Spanish, Portuguese, Greek, English)

PROFESSIONAL EXPERIENCE

Founder & Systems Architect

Oravanti *July* 2025 to Present

Designed and developed a comprehensive legal technology platform integrating case management, workflow automation, client engagement tools, and structured training systems for legal professionals.

Contract Services & Impact:

- Architected an end-to-end legal operations platform integrating client intake, case workflows, document management, and compliance tracking
- Developed structured workflows across multiple legal case types, aligning legal requirements with operational execution
- Designed AI-assisted tools for error detection, document consistency, and workflow validation
- Built scalable training systems for legal staff to ensure standardized execution across teams
- Established data tracking and reporting frameworks to monitor performance, efficiency, and case outcomes

- Collaborated with software developers to translate operational and legal requirements into system architecture and product design
- Created a foundation for a multi-vertical legal SaaS platform adaptable across practice areas

LEGAL DEPARTMENT OPERATIONS & TRAINING MANAGER

Private Immigration Law Office March 2025 – October 2025

Led operational and training infrastructure for private immigration law firm. Oversaw legal department workflows, staff training, quality control, and cross-department coordination during firm growth phase.

Key Responsibilities & Achievements:

- Designed and implemented department-wide operational workflows for family-based, humanitarian, removal, and employment-related immigration cases
- Built comprehensive training programs for paralegals and support staff ensuring consistency with immigration law and firm standards
- Created quality-control systems and fraud detection protocols reducing RFEs, filing errors, and workflow bottlenecks
- Standardized internal documentation, SOPs, and training materials supporting firm scalability and knowledge transfer
- Improved operational efficiency by 30-45% through standardized workflows and quality checkpoints
- Enabled firm to take on 25%+ more cases through structured training and accountability systems
- Successfully transitioned firm from ad-hoc processes to systematic, scalable operations within 5-7 months

BUSINESS INTERFACE REPRESENTATIVE

U.S. Citizenship & Immigration Services HQ | Field Operations Directorate May 2024 – March 2025

Camp Springs, MD | Supervisor: Jaqueline Tong

Served in a senior oversight role bridging executive leadership, technical systems, and operational accountability across national field operations involving hundreds of users and mission-critical systems.

Information Technology Program Management & Leadership:

- Collaborated with agile teams in planning, testing, evaluating, and deploying digital services within OIT programs.
- Spearheaded reorganizing incident ticket management by creating a centralized page accessible to NBC, FOD Division 4, and TDD for streamlined information access.
- Oversaw the implementation of a unified tracking system using Confluence and JIRA, resulting in efficient closure of aging tickets, focused prioritization, and reduced weekly emails, enhancing overall project delivery.

Performance Measurement & Requirements Analysis:

- Applied IT project management principles to develop plans, estimate resource requirements, define milestones, and monitor activities.

- Collaborated with program managers and development teams to reorganize the process of receiving information from ELIS clinics and field offices, ensuring that all relevant data was obtained before deployment, thereby improving the accuracy of performance measurement and requirements analysis.

Technology Awareness & Innovation:

- Reviewed and recommended new technologies to improve service delivery for the program.
- Implemented a new process for field offices to report issues without opening incident tickets, using a standardized form for widespread outages. This reduced ticket duplication and allowed for the proactive resolution of known issues.

Customer Service & Stakeholder Coordination:

- Served as the primary liaison between assigned users and OIT program managers, ensuring that software needs were accurately identified and addressed.
- Provided strategic data analysis and modeling to support the agency's mission while preparing communication products tailored to various audiences with varying levels of technical expertise.
- Enhanced stakeholder coordination by validating curriculum and facilitating timely feedback on new policies and technology implementations.

Problem Solving & Operational Improvement:

- Identified and addressed large-scale issues affecting field offices by implementing a two-step JIRA process for quick fixes and root-cause solutions.
- This approach enabled immediate resolution while focusing on underlying issues, thereby preventing backlog and duplication of efforts.
- Led a team of analysts in monitoring immigration trends and proactively suggesting actionable solutions, ensuring that the organization stayed ahead of potential challenges.

Advisory & Reporting Role:

- Advised leadership on streamlining organizational processes, focusing on IT project management and technology integration.
- Created comprehensive reports and briefing materials that detailed how IT project outcomes and immigration policies impacted the agency's mission.
- These reports, which underwent rigorous assessments, were presented to senior executives to guide decision-making.

Accomplishments:

Special Project - Incident Ticket Management Reorganization: Spearheaded the development of a centralized system for managing incident tickets, resulting in a reduction of aging tickets, improved prioritization, and a decrease in unnecessary email communication. This project included the creation of a historical data archive in Confluence, providing quick access to past incidents and enabling better coordination across teams.

Streamlining Information Flow for ELIS Clinics: Developed a new process for collecting and organizing information from ELIS clinics and field offices before deployment. This initiative improved the accuracy and efficiency of information flow, reducing the likelihood of errors and ensuring that all necessary data was obtained in advance.

ADJUDICATIONS OFFICER TRAINER

U.S. Citizenship & Immigration Services | Refugee & International Operations October 2022 – May 2024
Washington, DC | Supervisor: Michael Osborne

Held a leadership role responsible for training, operational consistency, and policy alignment across domestic and international operations. Ensured personnel executed under uniform standards in high-risk adjudicative environments.

Leadership & Cross-Functional Collaboration:

- Led multidisciplinary team of experts including specialized policy analysts to align Refugee and International Operations training with agency goals
- Evaluated potential impacts of proposed immigration adjudicative policies ensuring smooth cooperation across organizational boundaries
- Spearheaded creation and publication of new RIO (Refugee & International Operations) webpage using Agile methodology, serving as resource hub for 300+ officers worldwide
- Conducted overseas training and research developing innovative policies supporting agency goals across international posts

Training Design & Legal Interpretation:

- Implemented comprehensive training solutions based on current immigration policies, regulations, and laws for refugee adjudications
- Developed training materials after researching immigration case law, federal regulations, executive orders, and agency policies
- Coordinated briefings and presentations for senior leadership on policy changes and operational impacts
- Validated curriculum with stakeholders, liaised across divisions, and trained teams for timely feedback on policy implementations
- Provided in-depth guidance on policy and process fluctuations affecting adjudications, discretion, and fraud detection

Accomplishments:

Special Project - Training Development for International Operations: Created custom training modules for International Operations personnel by researching their specific needs and collaborating with various departments to address AOP budgets, monthly finances, property processing, and administrative protocols, resulting in improved operational efficiency.

Streamlining Resources in RIO: Proposed a centralized web portal for RIO officers, trainers, and supervisors to streamline operations and implement new technologies. This hub would provide immediate access to essential tools and guides, minimizing repetitive efforts and accommodating officers across different time zones. The result would be reduced search time, a consistent flow of information, and increased uniformity in the adjudication processes.

SharePoint Metadata Revamp: Implemented a structured filing system for training documents and departments using metadata and automated bots in SharePoint. This streamlined organizational processes and improved accessibility and efficiency. Also facilitated the standardized implementation of the organizational process for all departments.

PROGRAM MANAGER

U.S. Citizenship & Immigration Services | Office of Information Technology May 2023 – October 2023

USCIS Headquarters | Supervisor: Guani Gomez

Led Agile teams and cross-functional stakeholders integrating enterprise technology systems under strict regulatory and operational constraints. Focused on visibility, accountability, and execution discipline.

Agile Team Leadership & Technical Integration:

- Led Agile teams integrating Systems Engineering Lifecycle (SELC) methodologies in planning, testing, evaluating, and deploying OIT initiatives
- Managed integration of modern frameworks (AWS (Amazon Web Services), Databricks, Scala, Open-Source technologies) guiding USCIS ELIS (Electronic Immigration System) architecture for digital services
- Collaborated with stakeholders from various agencies including other government entities and Congressional offices ensuring customer service priorities
- Led technical integration across IT disciplines for ELIS initiatives ensuring compliance with amended legislation and national program policies

Key Accomplishments:

- Oversaw integration of enterprise systems supporting national immigration operations
- Identified and mitigated systemic operational bottlenecks
- Implemented dashboards providing leadership with real-time operational metrics
- Coordinated across agencies to ensure compliance and continuity

IMMIGRATION SERVICES OFFICER II

U.S. Citizenship & Immigration Services | Miami Field Office July 2018 – October 2022

Miami, FL | Supervisor: Mario Negrin

Executed complex adjudications while contributing to operational improvements, training initiatives, and fraud detection efforts in high-volume environments.

Complex Case Adjudication & Training:

- Adjudicated intricate immigration cases involving employment, family, and residency applications with deep understanding of immigration law
- Adjudicated precedent-setting cases requiring detailed legal analysis and interpretation of complex statutory and regulatory requirements
- Spearheaded training initiatives creating informative presentations and mentoring Immigration Services Officers promoting collaboration and teamwork
- Acted as liaison with Immigration and Customs Enforcement (ICE) and Fraud Detection & National Security (FDNS) Unit ensuring seamless cooperation on sensitive cases

- Conducted sensitive and detailed interviews leveraging oral communication, problem-solving skills, and fraud detection techniques

Operational Improvement & Analysis:
- Analyzed office practices and proposed new procedures employing technology to devise innovative solutions improving efficiency
- Reviewed and interpreted legislation and legal requirements ensuring high-quality customer service and regulatory compliance
- Analyzed effectiveness of existing and proposed policies and regulations providing feedback to headquarters policy teams

Key Accomplishments:
- Specialized Task Force: Reviewed and processed large backlog of 500+ sensitive files affected by policy changes; organized data and created streamlined routing protocol
- Technology Innovation Award: Proposed integrating ELIS and MyUSCIS check-in processes providing avenue for significant financial savings; earned Recognition Certificate for Leading Innovation and Change at USCIS (2020)

SUBJECT MATTER EXPERT – ELIS MAINTENANCE TEAM & I-601 TEAMS

U.S. Citizenship & Immigration Services | Office of Information Technology January 2021 – June 2021

USCIS Headquarters | Supervisor: Guani Gomez

- Leveraged IT principles, software design, and development concepts to manage project resources for ELIS software development
- Engaged in Agile methodologies guiding planning, testing, and development phases focusing on continuous value delivery
- Applied modern programming technologies and frameworks including Amazon Web Services Cloud (AWS) tools ensuring robust software solutions
- Acted as mediator between development teams, field offices, and policy teams ensuring clarification of requirements and reducing inconsistencies in Form I-601 (USCIS Waiver) development
- Conducted comprehensive research and developed digital training tools including ELIS-based stream videos keeping field office staff updated
- Led sessions with field offices identifying and resolving technical challenges through customer-centric approach and attention to detail

EDUCATION

- Doctoral Coursework in Progress (PhD, Public Policy – National Security) – Liberty University
- Master of Project Management (MPM) – Keller University
- Bachelor of Science, Technical Management – Minor: Legal Studies – Devry University

PROFESSIONAL RECOGNITION & SECURITY CLEARANCES

- Recognition Award for Leading Innovation and Change, U.S. Citizenship & Immigration Services (2020)
- Previously Held Secret Clearance • Worldwide Class 1 Medical Clearance • Seminar Representative – ISO Basic Training Program

TECHNICAL PROFICIENCIES & SYSTEMS EXPERTISE

Project Management & Analytics: JIRA, Tableau, MS Project, Visio, IBM SPSS, Confluence, MS Forms

Immigration Case Management: ELIS, CIS2, Global, Camino, SEVIS, FDNS-DS, TECS, PCQS, EDMS, ADIS, Claims 3/4, FLCCIS, DocketWise, Maestro

Development & Cloud: AWS Cloud, Databricks, Scala, Rails, Agile/DevSecOps methodologies

Data Management: NASS, SNOW (ServiceNow), NCA QM Dashboard, Eagle, SharePoint, Stream

Investigation & Verification: Westlaw, LexisNexis, Accurint, SMART, ECHO, VIBE, ICMS, CPMS, CCD

SPECIALIZED TRAINING & CERTIFICATIONS

Immigration Law & Adjudications: I-539/I-765/I-485/I-590 Adjudication, Discretion in Adjudications, Past Persecution Analysis, Persecutor Bar Application, TRIG, CARRP Foundations, Field Interview Training, Embassy Environment Operations

Fraud Detection & National Security: I-912 Fee Waiver Fraud, I-485 Employment-Based Fraud Detection, EFDNS Systems, Global Fraud Detection, Haitian Document Fraud Recognition, Human Trafficking Awareness, Counter Threat Awareness

National Security & Policy: National Security Policy Analysis, Foreign Policy and Globalization, Statesmanship and Federalism, Intergovernmental Relations, Policy Analysis, Economics and Public Policy, Research Methods

Project & Operations Management: Project Risk Management, Cost and Schedule Control, Quality Management, Organizational Change Management, Leadership and Organizational Behavior, Applied Statistics, Accounting and Finance, Legal/Ethical Dimensions of Business